Bangkok Bank
ธนาคารกรุงเทพ

RECEIVED

2004 NOV 18 A 11:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 15, 2004

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04046243

SUPPL

Re: Bangkok Bank Public Company Limited--Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the 2004 third-quarter unaudited financial statements that Bangkok Bank reported to the Stock Exchange of Thailand.

Please be informed that our financial results can be accessed through SET's website at **http://www.set.or.th** (News Room/Company News) or SEC's website at **http://www.sec.or.th** (Listed Companies/Financial Statement) or Bangkok Bank's website at **http://www.bangkokbank.com** (About Us/Financial Statements).

Regards,

P. Tayanitho

Dr. Piyapan Tayanithi
Executive Vice President

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

dw 11/22

Audit and Control Division
Tel (662) 230-1730, 231-4280
Fax (662) 236-8983
ธนาคารกรุงเทพ จำกัด (มหาชน)
333 ถนนสีลม กรุงเทพ 10500 โทรศัพท์ (662) 231-4333 www.bangkokbank.com
Bangkok Bank Public Company Limited
333 Silom Road Bangkok 10500 Thailand Tel (662) 231-4333 www.bangkokbank.com

BANGKOK BANK PUBLIC COMPANY

LIMITED AND SUBSIDIARIES

Interim Financial Statements

Quarter and nine-month period ended

September 30, 2004

Deloitte.

Dedicated to serving businesses
in Thailand for over 65 years

บริษัท ดีลอยท์ ทู้ช โธมัทสุ
ไชยยศ จำกัด
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แฟ็กซ์: 66 (0) 2676 5757

Deloitte Touche Tohmatsu
Jaiyos Co., Ltd.
Rajanakarn Bldg. 25th Fl.,
183 South Sathorn Road,
Yannawa, Sathorn,
Bangkok 10120, Thailand
Tel : 66 (0) 2676 5700
Fax: 66 (0) 2676 5757
www.deloitte.com

REVIEW REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have reviewed the consolidated balance sheet of Bangkok Bank Public Company Limited and its subsidiaries and the balance sheet of Bangkok Bank Public Company Limited as at September 30, 2004, and the related consolidated and the Bank's statements of income for the quarter and nine-month period ended September 30, 2004 and the consolidated and the Bank's statements of changes in shareholders' equity and cash flows for the nine-month period ended September 30, 2004. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our review. The consolidated and the Bank's statements of income for the quarter and nine-month period ended September 30, 2003, and the related consolidated and the Bank's statements of changes in shareholders' equity and cash flows for the nine-month period ended September 30, 2003, presented herein for comparison, have been reviewed by another auditor of the same firm whose review report thereon dated November 3, 2003, stated that nothing had come to his attention that caused him to believe that such interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles, with an explanatory paragraph regarding the process of qualitative loan review procedures in accordance with the Guidelines of the Bank of Thailand.

We conducted our review in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our review, nothing has come to our attention that causes us to believe that the consolidated and the Bank's financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and the Bank's financial statements for the year ended December 31, 2003, have been audited, in accordance with generally accepted auditing standards, by another auditor of the same firm whose report thereon dated February 17, 2004 expressed an unqualified opinion. The consolidated and the Bank's balance sheets as at December 31, 2003, presented herein for comparison, have been derived from such financial statements which have been audited and reported on by such other auditor.

Niti Jungnitnirundr
Certified Public Accountant (Thailand)
Registration No. 3809
DELOITTE TOUCHE TOHMATSU JAIYOS

BANGKOK
November 9, 2004

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
ASSETS				
CASH	19,314,701	28,379,323	19,126,100	28,239,949
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	9,478,208	6,856,415	9,205,572	6,443,362
Non-interest bearing	8,903,787	4,593,348	8,810,821	4,190,202
Foreign items				
Interest bearing	103,826,102	85,408,893	102,167,764	93,490,485
Non-interest bearing	8,040,065	9,473,173	7,813,407	9,233,566
Total interbank and money market items, net	130,248,162	106,331,829	127,997,564	113,357,615
SECURITIES PURCHASED UNDER RESALE AGREEMENTS	35,240,000	77,174,000	35,000,000	77,094,000
INVESTMENTS (Note 5.2)				
Current investments, net	131,764,796	94,840,510	131,264,816	91,147,499
Long-term investments, net	200,184,997	256,903,798	198,094,099	254,902,152
Investments in subsidiaries and associated companies, net	2,059,159	2,594,718	9,650,996	9,701,794
Total investments, net	334,008,952	354,339,026	339,009,911	355,751,445
LOANS AND ACCRUED INTEREST RECEIVABLE				
Loans (Note 5.3)	918,841,103	851,900,486	914,484,134	848,858,840
Accrued interest receivable	1,265,139	1,046,767	1,247,263	1,032,343
Total loans and accrued interest receivable	920,106,242	852,947,253	915,731,397	849,891,183
Less Allowance for doubtful accounts (Note 3)	(115,507,600)	(124,589,951)	(115,042,971)	(124,032,406)
Less Revaluation allowance for debt restructuring	(11,863,634)	(11,346,546)	(11,863,634)	(11,346,546)
Total loans and accrued interest receivable, net	792,735,008	717,010,756	788,824,792	714,512,231
PROPERTIES FORECLOSED, NET	37,636,438	33,694,640	29,562,124	26,007,864
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	1,035,730	1,139,412	1,035,730	1,139,412
PREMISES AND EQUIPMENT, NET	29,407,702	30,040,510	29,226,337	29,878,804
ACCRUED INTEREST RECEIVABLE FROM INVESTMENTS	2,745,316	3,593,022	2,710,637	3,473,159
LEASEHOLDS, NET	2,399,329	2,455,478	2,381,260	2,437,412
OTHER ASSETS, NET	5,905,351	9,180,935	5,055,633	6,957,087
TOTAL ASSETS	1,390,676,689	1,363,338,931	1,379,930,088	1,358,848,978

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY				
DEPOSITS				
Deposits in Baht	1,092,739,227	1,033,865,433	1,090,102,588	1,031,472,700
Deposits in foreign currencies	88,647,232	89,428,679	82,055,608	83,437,198
Total deposits	1,181,386,459	1,123,294,112	1,172,158,196	1,114,909,898
INTERBANK AND MONEY MARKET ITEMS				
Domestic items				
Interest bearing	6,746,937	4,633,198	6,670,819	4,374,698
Non-interest bearing	3,294,777	5,892,161	3,411,861	5,967,043
Foreign items				
Interest bearing	16,039,663	19,324,062	16,093,187	26,017,961
Non-interest bearing	2,875,056	1,751,165	2,912,334	1,806,581
Total interbank and money market items, net	28,956,433	31,600,586	29,088,201	38,166,283
LIABILITIES PAYABLE ON DEMAND	5,391,879	6,955,201	5,046,610	6,743,281
BORROWINGS (Note 5.4)				
Short-term borrowings	1,155,247	13,931,055	1,155,247	13,931,055
Long-term borrowings	25,754,061	29,195,223	25,754,061	29,195,223
Total borrowings	26,909,308	43,126,278	26,909,308	43,126,278
SUBORDINATED DEBENTURES CUM PREFERRED SHARES (Note 5.5)	13,164,183	34,496,550	13,164,183	34,496,550
BANK'S LIABILITIES UNDER ACCEPTANCES	1,035,730	1,139,412	1,035,730	1,139,412
INTER ACCOUNT BALANCE, NET	4,450,037	4,627,417	4,421,280	4,599,455
OTHER LIABILITIES	16,721,645	15,609,351	15,708,020	13,439,292
TOTAL LIABILITIES	1,278,015,674	1,260,848,907	1,267,531,528	1,256,620,449

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL				
Registered share capital				
3,998,000,000 ordinary shares of Baht 10 each	39,980,000	39,980,000	39,980,000	39,980,000
2,000,000 preferred shares of Baht 10 each	20,000	20,000	20,000	20,000
Issued and paid-up share capital				
1,908,711,239 ordinary shares of Baht 10 each	19,087,112	-	19,087,112	-
131,655 preferred shares of Baht 10 each	1,317	-	1,317	-
1,908,497,894 ordinary shares of Baht 10 each	-	19,084,979	-	19,084,979
345,000 preferred shares of Baht 10 each (Note 5.5)	-	3,450	-	3,450
PREMIUM ON ORDINARY SHARE CAPITAL (Note 5.7)	56,346,232	82,121,708	56,346,232	82,121,708
UNREALIZED INCREMENT PER LAND APPRAISAL	10,200,890	10,200,890	10,200,890	10,200,890
UNREALIZED INCREMENT PER PREMISES APPRAISAL	4,482,156	4,987,005	4,482,156	4,987,005
FOREIGN EXCHANGE ADJUSTMENT	1,319,049	676,451	1,319,049	676,451
UNREALIZED GAINS ON INVESTMENT	9,526,398	12,825,913	9,526,398	12,825,913
UNREALIZED LOSSES ON INVESTMENT	(1,314,655)	(1,896,391)	(1,314,655)	(1,896,391)
RETAINED EARNINGS (DEFICIT) (Note 5.7)				
Appropriated				
Legal reserves	-	11,544,800	-	11,544,800
Other reserves	-	63,266,976	-	63,266,976
Unappropriated (Deficit)	12,750,061	(100,587,252)	12,750,061	(100,587,252)
TOTAL	112,398,560	102,228,529	112,398,560	102,228,529
MINORITY INTEREST	262,455	261,495	-	-
TOTAL SHAREHOLDERS' EQUITY, NET	112,661,015	102,490,024	112,398,560	102,228,529
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,390,676,689	1,363,338,931	1,379,930,088	1,358,848,978

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	"UNAUDITED"		"UNAUDITED"	
	As at September 30, 2004	As at December 31, 2003	As at September 30, 2004	As at December 31, 2003
OFF-BALANCE-SHEET ITEMS				
CONTINGENCIES (Note 5.8)				
AVALS TO BILLS AND GUARANTEES OF LOANS	12,696,394	14,282,455	12,696,394	14,247,855
LIABILITY UNDER UNMATURED IMPORT BILLS	10,945,043	9,380,251	10,806,572	9,199,973
LETTERS OF CREDIT	36,214,900	28,789,643	35,852,084	28,459,194
OTHER CONTINGENCIES	642,108,853	580,565,510	640,195,434	596,530,159

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
INTEREST AND DIVIDEND INCOME				
Interest on loans	8,995,632	7,738,884	8,877,311	7,635,514
Interest on interbank and money market items	635,698	483,904	619,109	658,249
Hire purchase and financial lease income	162	144	-	-
Investments	2,473,752	3,196,109	2,447,973	3,102,884
Total interest and dividend income	12,105,244	11,419,041	11,944,393	11,396,647
INTEREST EXPENSES				
Interest on deposits	2,538,729	2,911,432	2,488,365	2,858,331
Interest on interbank and money market items	98,175	75,225	90,179	89,763
Interest on short-term borrowings	3,490	889,855	3,490	889,855
Interest on long-term borrowings	926,667	1,616,531	926,667	1,616,531
Total interest expenses	3,567,061	5,493,043	3,508,701	5,454,480
NET INTEREST AND DIVIDEND INCOME	8,538,183	5,925,998	8,435,692	5,942,167
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 3)	719,822	436,104	709,413	413,748
LOSS ON DEBT RESTRUCTURING	460,638	665,968	460,638	665,968
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	7,357,723	4,823,926	7,265,641	4,862,451
NON-INTEREST INCOME				
Gain (loss) on investments, net	(382,229)	1,645,069	(382,485)	1,640,215
Equity in undistributed net income of subsidiaries and associated companies	95,485	64,029	168,172	69,412
Fees and service income				
Acceptances, aval and guarantees	40,227	126,247	40,227	126,182
Others	3,306,364	3,193,667	3,080,371	2,911,711
Gain on exchange, net	640,043	569,205	631,225	566,850
Gain on disposal of assets	415,074	122,895	412,377	120,749
Other income	220,579	191,913	203,187	155,238
Total non-interest income	4,335,543	5,913,025	4,153,074	5,590,357
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	11,693,266	10,736,951	11,418,715	10,452,808

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE QUARTERS ENDED SEPTEMBER 30,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
NON-INTEREST EXPENSES				
Personnel expenses	2,233,247	2,528,930	2,111,037	2,370,022
Premises and equipment expenses	1,267,807	1,103,007	1,222,500	1,051,044
Taxes and duties	520,597	520,404	497,576	528,243
Fees and service expenses	575,191	467,938	546,575	440,097
Directors' remuneration	7,633	7,374	6,450	6,450
Contributions to the Financial Institutions Development Fund	1,092,221	1,038,434	1,089,699	1,036,010
Other expenses	1,327,580	1,487,040	1,311,970	1,475,162
Total non-interest expenses	7,024,276	7,153,127	6,785,807	6,907,028
INCOME BEFORE INCOME TAX	4,668,990	3,583,824	4,632,908	3,545,780
INCOME TAX EXPENSES	23,826	21,075	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	4,645,164	3,562,749	4,632,908	3,545,780
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	12,256	16,969	-	-
NET INCOME	4,632,908	3,545,780	4,632,908	3,545,780
BASIC EARNINGS PER SHARE BAHT	2.43	2.42	2.43	2.42
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (Note 5.6) THOUSAND SHARES	1,908,697	1,466,496	1,908,697	1,466,496

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
INTEREST AND DIVIDEND INCOME				
Interest on loans	25,424,693	24,655,463	25,119,277	24,352,332
Interest on interbank and money market items	1,885,747	2,259,183	1,953,327	2,798,224
Hire purchase and financial lease income	605	7,038	-	-
Investments	7,928,375	9,467,268	7,830,287	9,131,825
Total interest and dividend income	35,239,420	36,388,952	34,902,891	36,282,381
INTEREST EXPENSES				
Interest on deposits	7,537,403	10,716,862	7,390,354	10,555,823
Interest on interbank and money market items	307,736	246,683	298,519	301,614
Interest on short-term borrowings	748,496	2,369,806	748,496	2,369,806
Interest on long-term borrowings	3,432,734	5,172,923	3,432,734	5,172,923
Total interest expenses	12,026,369	18,506,274	11,870,103	18,400,166
NET INTEREST AND DIVIDEND INCOME	23,213,051	17,882,678	23,032,788	17,882,215
BAD DEBT AND DOUBTFUL ACCOUNTS (Note 3)	508,228	1,016,619	523,111	970,010
LOSS ON DEBT RESTRUCTURING	2,708,974	2,451,652	2,708,974	2,451,652
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING	19,995,849	14,414,407	19,800,703	14,460,553
NON-INTEREST INCOME				
Gain on investments, net	111,358	3,661,285	79,929	3,655,348
Equity in undistributed net income of subsidiaries and associated companies	244,661	177,994	351,504	174,622
Fees and service income				
Acceptances, aval and guarantees	125,888	259,264	125,848	259,178
Others	9,703,411	8,784,843	8,871,428	8,288,847
Gain on exchange, net	1,967,760	1,972,033	1,946,149	1,936,772
Gain on disposal of assets	741,676	205,216	738,516	200,046
Other income	657,037	571,394	598,732	469,888
Total non-interest income	13,551,791	15,632,029	12,712,106	14,984,701
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING AND NON-INTEREST INCOME	33,547,640	30,046,436	32,512,809	29,445,254

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
NON-INTEREST EXPENSES				
Personnel expenses	6,751,073	6,763,321	6,311,576	6,448,962
Premises and equipment expenses	3,632,176	3,449,925	3,488,794	3,335,946
Taxes and duties	1,525,483	1,566,752	1,450,990	1,568,833
Fees and service expenses	2,232,343	1,386,234	2,126,785	1,319,525
Directors' remuneration	27,330	25,294	23,400	22,550
Contributions to the Financial Institutions Development Fund	3,193,023	3,056,226	3,185,474	3,049,701
Loss on impairment of properties foreclosed	510,681	2,023,681	498,740	2,007,406
Other expenses	3,273,255	3,537,065	3,181,838	3,501,156
Total non-interest expenses	21,145,364	21,808,498	20,267,597	21,254,079
INCOME BEFORE INCOME TAX	12,402,276	8,237,938	12,245,212	8,191,175
INCOME TAX EXPENSES	114,773	26,969	-	-
INCOME BEFORE MINORITY INTEREST IN SUBSIDIARIES	12,287,503	8,210,969	12,245,212	8,191,175
MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES	42,291	19,794	-	-
NET INCOME	12,245,212	8,191,175	12,245,212	8,191,175
BASIC EARNINGS PER SHARE BAHT	6.42	5.59	6.42	5.59
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (Note 5.6) THOUSAND SHARES	1,908,565	1,466,496	1,908,565	1,466,496

Notes to the financial statements form an integral part of these interim financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Teera Aphaiwongse)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

Baht : '000

CONSOLIDATED FINANCIAL STATEMENTS

	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Minority Interest	Total
Beginning balance as at January 1, 2003	14,664,957	3,450	49,741,738	10,209,273	5,655,284	1,584,795	13,896,851	(2,448,629)	74,811,776	(112,617,371)	192,414	55,694,538
Unrealized increment per premises appraisal	-	-	-	(8,383)	(498,789)	-	-	-	-	-	-	(507,172)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(177,085)	82,180	-	-	-	(94,905)
Foreign exchange adjustment	-	-	-	-	-	(790,415)	-	-	-	-	-	(790,415)
Net gain (loss) not recognised in the statement of income	-	-	-	(8,383)	(498,789)	(790,415)	(177,085)	82,180	-	-	-	(1,392,492)
Net income	-	-	-	-	-	-	-	-	-	8,191,175	-	8,191,175
Depreciation of building appraisal (Note 5.1.2.6)	-	-	-	-	-	-	-	-	-	498,789	-	498,789
Realized increment of assets appraisal (Note 5.1.2.7)	-	-	-	-	-	-	-	-	-	7,029	-	7,029
Minority interest	-	-	-	-	-	-	-	-	-	-	15,760	15,760
Ending balance as at September 30, 2003	14,664,957	3,450	49,741,738	10,200,890	5,156,495	794,380	13,719,766	(2,366,449)	74,811,776	(103,920,378)	208,174	63,014,799
Beginning balance as at January 1, 2004	19,084,979	3,450	82,121,708	10,200,890	4,987,005	676,451	12,825,913	(1,896,391)	74,811,776	(100,587,252)	261,495	102,490,024
Preferred shares converted into ordinary shares (Note 5.5)	2,133	(2,133)	-	-	-	-	-	-	-	-	-	-
Unrealized increment per premises appraisal	-	-	-	-	(504,849)	-	-	-	-	-	-	(504,849)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(3,299,515)	581,736	-	-	-	(2,717,779)
Foreign exchange adjustment	-	-	-	-	-	642,598	-	-	-	-	-	642,598
Net gain (loss) not recognised in the statement of income	2,133	(2,133)	-	-	(504,849)	642,598	(3,299,515)	581,736	-	-	-	(2,580,030)
Decrease retained earnings (deficit) (Note 5.7)	-	-	(25,775,476)	-	-	-	-	-	(74,811,776)	100,587,252	-	-
Net income	-	-	-	-	-	-	-	-	-	12,245,212	-	12,245,212
Depreciation of building appraisal (Note 5.1.2.6)	-	-	-	-	-	-	-	-	-	504,849	-	504,849
Minority interest	-	-	-	-	-	-	-	-	-	-	960	960
Ending balance as at September 30, 2004	19,087,112	1,317	56,346,232	10,200,890	4,482,156	1,319,049	9,526,398	(1,314,655)	-	12,750,061	262,455	112,661,015

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

Baht :

THE BANK'S FINANCIAL STATEMENTS

	Issued and Paid-up Share Capital Ordinary Shares	Issued and Paid-up Share Capital Preferred Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Foreign Exchange Adjustment	Unrealized Gains on Investment	Unrealized Losses on Investment	Retained Earnings (Deficit) Appropriated	Retained Earnings (Deficit) Unappropriated	Total
Beginning balance as at January 1, 2003	14,664,957	3,450	49,741,738	10,209,273	5,655,284	1,584,795	13,896,851	(2,448,629)	74,811,776	(112,617,371)	55,502,124
Unrealized increment per premises appraisal	-	-	-	(8,383)	(498,789)	-	-	-	-	-	(507,172)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(177,085)	82,180	-	-	(94,905)
Foreign exchange adjustment	-	-	-	-	-	(790,415)	-	-	-	-	(790,415)
Net gain (loss) not recognised in the statement of income	-	-	-	(8,383)	(498,789)	(790,415)	(177,085)	82,180	-	-	(1,392,492)
Net income	-	-	-	-	-	-	-	-	-	8,191,175	8,191,175
Depreciation of building appraisal (Note 5.1.2.6)	-	-	-	-	-	-	-	-	-	498,789	498,789
Realized increment of assets appraisal (Note 5.1.2.7)	-	-	-	-	-	-	-	-	-	7,029	7,029
Ending balance as at September 30, 2003	14,664,957	3,450	49,741,738	10,200,890	5,156,495	794,380	13,719,766	(2,366,449)	74,811,776	(103,920,378)	62,806,625
Beginning balance as at January 1, 2004	19,084,979	3,450	82,121,708	10,200,890	4,987,005	676,451	12,825,913	(1,896,391)	74,811,776	(100,587,252)	102,228,529
Preferred shares converted into ordinary shares (Note 5.5)	2,133	(2,133)	-	-	-	-	-	-	-	-	-
Unrealized increment per premises appraisal	-	-	-	-	(504,849)	-	-	-	-	-	(504,849)
Unrealized gains (losses) on investment	-	-	-	-	-	-	(3,299,515)	581,736	-	-	(2,717,779)
Foreign exchange adjustment	-	-	-	-	-	642,598	-	-	-	-	642,598
Net gain (loss) not recognised in the statement of income	2,133	(2,133)	-	-	(504,849)	642,598	(3,299,515)	581,736	-	-	(2,580,030)
Decrease retained earnings (deficit) (Note 5.7)	-	-	(25,775,476)	-	-	-	-	-	(74,811,776)	100,587,252	-
Net income	-	-	-	-	-	-	-	-	-	12,245,212	12,245,212
Depreciation of building appraisal (Note 5.1.2.6)	-	-	-	-	-	-	-	-	-	504,849	504,849
Ending balance as at September 30, 2004	19,087,112	1,317	56,346,232	10,200,890	4,482,156	1,319,049	9,526,398	(1,314,655)	-	12,750,061	112,398,560

Notes to the financial statements form an integral part of these interim financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	12,245,212	8,191,175	12,245,212	8,191,175
Item to reconcile net income to net cash flows from operating activities				
Depreciation and amortization expenses	4,452,901	7,506,251	4,416,992	7,531,012
Bad debt and doubtful accounts	508,228	1,016,619	523,111	970,010
Loss on debt restructuring	2,708,974	2,451,652	2,708,974	2,451,652
Gain on foreign exchange	(356,357)	(2,153,532)	(357,522)	(2,151,635)
Gain on disposal of assets	(273,528)	(19,751)	(269,774)	(416)
Unrealized loss (gain) on revaluation of trading securities	(51,549)	12,785	(51,549)	12,785
Gain on disposal of securities for investment	(2,385,049)	(4,383,154)	(2,352,689)	(4,379,890)
Loss on impairment of investments	2,302,176	805,250	2,302,176	805,250
Loss from investment written off	-	111,808	-	111,808
Loss on loan receivable	-	3,679	-	3,679
Equity in undistributed net income of subsidiaries and associated companies	(244,661)	(177,994)	(351,504)	(174,622)
Dividend income from subsidiaries and associated companies	5,752	4,199	84,840	4,199
Damage claim expense	112,134	199,253	112,134	199,253
Loss on impairment of properties foreclosed	510,681	2,023,681	498,740	2,007,406
Gain on reversal of impairment of properties foreclosed	(4,541)	(10,046)	-	-
Loss on impairment of other assets	21,356	46,288	18,860	43,800
Accrued interest receivable and dividend decrease	1,067,006	600,349	985,480	534,765
Accrued receivable - other decrease	112,378	66,350	82,792	94,945
Accrued interest payable decrease	(698,233)	(1,165,469)	(736,056)	(1,136,180)
Accrued other expenses increase	968,676	1,474,939	929,179	1,505,234
Minority interest in net income of subsidiaries	42,291	19,794	-	-
Income from operations before changes in operating assets and liabilities	21,043,847	16,624,126	20,789,396	16,624,230

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Operating assets (increase) decrease				
Interbank and money market items	(24,320,911)	39,072,422	(15,044,526)	39,960,665
Negotiable certificates of deposit	-	6,099,337	-	6,099,337
Securities purchased under resale agreements	41,934,000	(53,450,000)	42,094,000	(53,600,000)
Current investments - trading securities	1,928,119	(241,485)	1,928,090	(241,189)
Loans	(85,948,587)	(13,435,872)	(84,521,045)	(12,932,716)
Properties foreclosed	1,676,046	1,723,974	2,063,514	1,502,586
Other assets	3,143,937	(5,878,140)	1,801,369	(4,310,146)
Operating liabilities increase (decrease)				
Interbank and money market items	(2,644,152)	5,855,607	(9,078,082)	9,417,093
Negotiable certificates of deposit	25,924	(65,003)	(36,000)	2,983
Deposits	58,066,423	26,903,438	57,284,298	26,618,004
Liabilities payable on demand	(1,563,322)	737,362	(1,696,672)	619,697
Other liabilities	1,016,160	1,358,421	2,130,369	(81,570)
Net cash provided by operating activities	14,357,484	25,304,187	17,714,711	29,678,974
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available for sale securities	(130,246,822)	(248,902,659)	(130,166,272)	(246,938,236)
Proceeds from disposal of available for sale securities	174,917,575	220,877,439	171,660,771	217,829,432
Purchase of held to maturity debt securities	(52,269,478)	(33,560,779)	(51,108,029)	(22,322,807)
Proceeds from redemption of held to maturity debt securities	25,093,796	33,197,663	23,943,642	18,654,220
Purchase of general investments	(230,079)	(101,377)	(230,079)	(101,378)
Proceeds from disposal of general investments	737,517	1,595,187	735,830	1,595,074
Purchase of investments in subsidiaries and associated companies	-	-	(321,896)	(3,516)
Proceeds from disposal of investments in subsidiaries and associated companies	9,966	29,114	1,677	29,114
Purchase of premises, equipment and leasehold	(990,005)	(1,799,727)	(932,331)	(1,771,664)
Proceeds from disposal of premises, equipment and leasehold	277,593	101,846	271,878	82,464
Net cash provided by (used in) investing activities	17,300,063	(28,563,293)	13,855,191	(32,947,297)

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	2004	2003	2004	2003
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash paid for redemption prior to the maturity of subordinated bonds	(7,111,500)	-	(7,111,500)	-
Cash paid for subordinated bonds extinguishment	(2,530,000)	(3,795,000)	(2,530,000)	(3,795,000)
Cash paid for subordinated convertible bonds extinguishment	(9,767,990)	-	(9,767,990)	-
Cash paid for redemption prior to the maturity of subordinated debentures cum preferred shares	(21,332,366)	-	(21,332,366)	-
Dividend paid for minority interest	(46,913)	-	-	-
Net cash used in financing activities	(40,788,769)	(3,795,000)	(40,741,856)	(3,795,000)
Effect on cash due to changes in the exchange rates	66,600	(51,934)	58,105	(42,816)
Net decrease in cash	(9,064,622)	(7,106,040)	(9,113,849)	(7,106,139)
Cash as at January 1,	28,379,323	23,899,818	28,239,949	23,783,878
Cash as at September 30,	19,314,701	16,793,778	19,126,100	16,677,739

Notes to the financial statements form an integral part of these interim financial statements

1. ECONOMIC SITUATION AND THE OPERATIONS OF THE BANK AND ITS SUBSIDIARIES

1.1 Economic situation and the operations of the Bank and its subsidiaries

Thailand and many Asia-Pacific countries continued to experience economic difficulties. Such conditions have affected and may continue to adversely affect bank operations in Thailand, including Bangkok Bank Public Company Limited. The presented consolidated and Bank's financial statements reflect management's assessment of the possible impact of the economic conditions on the financial position of the Bank and subsidiaries. The ultimate effect of such uncertainties on the financial position of the Bank and subsidiaries cannot be presently determined.

1.2 Allowance for doubtful accounts

The Bank of Thailand (BOT) requires banks to categorize their loan portfolios and set up the allowance for doubtful accounts on an account-by-account basis, or alternatively, on a customer basis, which is more stringent. In this respect, the Bank has adopted the more stringent requirement to classify loans on a customer basis. The Bank classifies all loans belonging to one customer at the lowest quality category of such customer as well as setting up the allowance for doubtful accounts according to six loan portfolio categories at the required rate. The BOT's guidelines require banks to establish new interest accrual and reversal policies and maximum collateral valuation limits for the purpose of calculating the allowance for doubtful accounts. In addition, the guidelines require banks to perform the qualitative reviews of their loans and commitments, including off-balance-sheet exposures, on a periodic basis and to implement appropriate risk management systems and controls. In addition, in 2002, the BOT had announced the new guidelines on qualitative loan review regarding the amendment of the notification of qualitative review of loans, commitments and its related reports dated September 20, 2002 and issued an additional amendment of the qualitative loan review guidelines per the notification dated March 31, 2003. The notification requires the Bank to perform reviews of all loans which have outstanding balance as at the end of the calendar year (except loans that have been brought to and finalized by the court and new loans that are approved within the end of the calendar year). The notification also provides an alternative loan review for loans that have outstanding balance less than Baht 20 million as at the end of the calendar year by using statistical methods. As at September 30, 2004, the Bank is carrying out the qualitative loan review in accordance with the above notifications as an ongoing process.

Furthermore, the BOT has also issued several additional guidelines to clarify these guidelines, such as those for the basis for debt restructuring and collateral appraisal of financial institutions, worthless or irrecoverable assets or assets with doubtful recoverability value including reports required to be submitted to the BOT.

1.3 Other regulatory requirements

The Bank is subject to various capital and regulatory requirements administered by the BOT. Under these capital adequacy guidelines and the regulatory framework for prompt corrective

action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance-sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at September 30, 2004 and December 31, 2003, the Bank met all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In July 2004, the Bank submitted a plan in accordance therewith to the Bank of Thailand for approval by the Ministry of Finance to sell the shares of the Bank in Bualuang Finance Company Limited to Asia Credit Public Company Limited according to the plan of Asia Credit Public Company Limited to apply for a full banking license. If such application is granted, the Bank will reduce the shareholding in Asia Credit Public Company Limited according to the timeframe set by such relevant authority.

2. BASIS FOR PREPARATION OF THE INTERIM FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As at September 30, 2004 and December 31, 2003, the Bank has a total staff of 18,680 and 18,531, respectively.

2.1 The interim consolidated and the Bank's interim financial statements are presented in accordance with the regulations of the Stock Exchange of Thailand (SET) dated January 22, 2001, regarding the basis, conditions and procedures for the preparation and submission of financial statements position and results of operations of listed companies B.E. 2544, and with the BOT's notification regarding the balance sheets and statements of income of commercial banks dated May 10, 2001, and its related letter of July 9, 2001.

Certain financial information which is normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (GAAP), but which is not required for interim reporting purposes, has been omitted. The aforementioned interim financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2003.

The results of operations for the quarter and the nine-month period ended September 30, 2004 are not necessarily indicative of the operating results anticipated for the full year.

The preparation of financial statements in conformity with GAAP also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The accompanying financial

statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2003 and consolidated balance sheet as at December 31, 2003, included the accounts of all branches of the Bank and its six subsidiaries and eliminate significant business transactions and outstanding balances between the Bank and its subsidiaries. The six subsidiaries are BBL (Cayman) Limited, Bangkok Bank Berhad, Bualuang Finance Company Limited, Sinnsuptawee Asset Management Company Limited, Bualuang Capital Augmented Preferred Securities (CAPS) Fund, the juristic entity established to raise capital on behalf of the Bank and BBL Asset Management Company Limited and the interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2004, included its seven subsidiaries which are the above mentioned subsidiaries and Bualuang Securities Public Company Limited.* The consolidated financial statements do not include the financial statements of Noble Place Company Limited and Thai Precision Manufacturing Company Limited in which the Bank holds 60.61% and 59.77%, respectively, stake through debt restructuring as the Bank intends to hold such investments on a temporary basis. Noble Place Company Limited reported total assets amounting to Baht 700.8 million and Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 258.5 million in their respective December 31, 2003 audited financial statements.

The interim consolidated financial statements for the quarters and the nine-month periods ended September 30, 2004 and 2003 as well as consolidated balance sheet as at December 31, 2003 also included BBL Nominees (Tempatan) SDN BHD, the 100.00% owned subsidiary of Bangkok Bank Berhad.

In addition, the interim consolidated financial statements for the quarter and the nine-month period ended September 30, 2003 as well as consolidated balance sheet as at December 31, 2003 also included Bualuang Securities Public Company Limited,* the 65.00% owned subsidiary of Bualuang Finance Company Limited.

All subsidiaries of the Bank were registered in the Kingdom of Thailand except for BBL (Cayman) Limited which was registered in the Cayman Islands British West Indies and Bangkok Bank Berhad which was registered in Malaysia.

2.3 The Bank's interim financial statements for the quarter and the nine-month period ended September 30, 2004 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is accounted for using the equity method. The Bank's interest in subsidiaries was determined from the reviewed financial statements of these companies except for the financial statements of BBL Asset Management Company Limited which were unreviewed; the Bank's interest in associated companies' equity was determined from the unreviewed financial statements of these companies except for Asia Credit Public Company Limited.

The Bank's financial statements for the year ended December 31, 2003 also include the accounts of all branches of the Bank. Investment in subsidiaries and associated companies is

---

* Formerly Bualuang Securities Co.,Ltd.

accounted for using the equity method. The Bank's interest in subsidiaries was determined from the audited financial statements of these companies and the Bank's interest in associated companies' equity was determined from the unaudited financial statements of these companies except for Asia Credit Public Company Limited.

3. ALLOWANCE FOR DOUBTFUL ACCOUNTS

As at September 30, 2004 and December 31, 2003, the Bank estimated the minimum required allowance for doubtful accounts pursuant to the BOT's guidelines regarding worthless or irrecoverable assets or assets with doubtful recoverability value dated February 28, 2003[*] to be Baht 74,717.7 million[**] and Baht 87,044.3 million,[***] respectively, in the consolidated financial statements and Baht 74,464.7 million[****] and Baht 86,595.5 million,[***] respectively, in the Bank's financial statements.

As at September 30, 2004 and December 31, 2003, the Bank and its subsidiaries recorded allowances for doubtful accounts in excess of the minimum required reserves calculated pursuant to the BOT's guidelines in the amount of Baht 40,718.8 million and Baht 37,461.0 million, respectively, in the consolidated financial statements, and of Baht 40,507.2 million and Baht 37,352.2 million, respectively, in the Bank's financial statements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a net loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or allowance for doubtful accounts recorded in the previous period, whichever is the lower.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 The Bank applies accounting and calculation methods to the interim financial statements consistent with the most recent annual financial statements.

4.2 Earnings per share

The Bank has issued convertible bonds that the bondholders have the right to convert into ordinary shares. However, for the quarters and the nine-month periods ended September 30, 2004 and 2003, since the exercise price of the convertible bonds was higher than the average market value for each period of the ordinary shares, calculation of the diluted earnings per share is not affected.

---

* Repealed by the Notification of the Bank of Thailand on the same subject date August 23, 2004 whereby the regulations on the calculation of provisions are amended, effective as of the period ended December 2004.

** Excluding allowance for doubtful account of interbank and money market items amount to Baht 86.0 million.

*** Excluding allowance for doubtful account of interbank and money market items amount to Baht 169.8 million.

**** Excluding allowance for doubtful account of interbank and money market items amount to Baht 86.9 million.

4.3 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank uses conservative basis in recognizing the transferred asset or equity at the lower of recorded loan amount or asset fair value, of which the effect is not material from recording the transfer at the fair value following TAS No. 34.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the benchmarking discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense as incurred. Subsequently, the Bank recalculates the above-mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the benchmarking discount rate and recognizes the change of the above-mentioned future loss as an increase or decrease in expense in loss on restructuring accounts.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information.

5.1.1 Cash paid for interest and income tax for the nine-month periods ended September 30, 2004 and 2003 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Interest	12,724.6	19,671.7	12,606.2	19,536.3
Income tax	408.2	215.0	240.8	209.7

5.1.2 Significant non-cash items are as follows :

5.1.2.1 For the nine-month period ended September 30, 2004, the Bank recorded a decrease in unrealized gain on investment amounting to Baht 3,299.5 million. The Bank also recorded a decrease in unrealized loss on investment amounting to Baht 581.7 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

For the nine-month period ended September 30, 2003, the Bank recorded a decrease in unrealized gain on investment amounting to Baht 177.1 million. The Bank also recorded a decrease in unrealized loss on investment amounting to Baht 82.2 million, which are reported in shareholders' equity, in the consolidated and the Bank's financial statements.

5.1.2.2 For the nine-month period ended September 30, 2004, the Bank has accepted the transfer of equity securities and other assets through debt restructuring amounting to Baht 484.8 million and Baht 4,356.2 million, respectively.

For the nine-month period ended September 30, 2003, the Bank has accepted the transfer of equity securities, debt securities and other assets through debt restructuring amounting to Baht 507.9 million, Baht 0.1 million and Baht 1,715.2 million, respectively.

5.1.2.3 For the nine-month period ended September 30, 2004, the Bank had revised up the non-negotiable promissory notes of Thai Asset Management Corporation (TAMC) balance amounting to Baht 26.9 million (See Note 5.3.3).

For the nine-month period ended September 30, 2003, the Bank received the non-negotiable promissory notes and the rights to receive promissory notes (the Notes), which the Bank has classified as held-to-maturity debt securities, and which amounted to Baht 81.8 million from TAMC and had revised up the Notes balance by Baht 465.6 Million (See Note 5.3.3).

5.1.2.4 For the nine-month period ended September 30, 2003, the Bank has received payment of interest receivables from investment amounting to Baht 365.4 million in form of the non-negotiable promissory notes from TAMC, which was classified as other assets.

5.1.2.5 For the nine-month periods ended September 30, 2004 and 2003, the Bank recognized interest income on the right of the promissory notes on an accrual basis and concurrently provided reserve for loss sharing from TAMC amounting to Baht 197.5 million and Baht 284.7 million, respectively.

5.1.2.6 For the nine-month periods ended September 30, 2004 and 2003, the Bank recognized the depreciation of building appraisal as expenses in the consolidated and the Bank's financial statements and transferred the unrealized increment per bank premises appraisal to retained earnings amounting to Baht 504.8 million and Baht 498.8 million, respectively.

5.1.2.7 For the nine-month period ended September 30, 2003, the Bank had transferred inactive assets to properties foreclosed amounting to Baht 125.5 million and transferred the unrealized increment from the appraisal of the above assets to retained earnings amounting to Baht 7.0 million.

5.1.2.8 For the nine-month period ended September 30, 2003, the Bank recorded capital repayment from capital reduction as other assets amounting to Baht 676.5 million.

5.1.2.9 For the nine-month period ended September 30, 2004, the Bank had transferred properties foreclosed to land and premises amounting to Baht 65.9 million.

5.1.2.10 On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,267.0 million, legal reserves amounting to Baht 11,544.8 million and premium on ordinary share capital amounting to Baht 25,775.5 million, be transferred to offset for the Bank's deficit by effective as from January 1, 2004, total of the reduction was Baht 100,587.3 million (See Note 5.7).

5.1.2.11 For the nine-month period ended September 30, 2004, as 2 companies held by the Bank had entered into a merger, the investments had been exchanged. The Bank, therefore, recorded the investment received from the exchange transaction at fair value on the exchange date. The Bank realized the difference between the fair value of the investment received and the book value of the investment given out as gain on sale of investment amounting to Baht 379.1 million.

5.1.2.12 On July 7, 2004, The Bank had converted preferred shares into ordinary shares at the par value of those shares and registered the conversion with the Ministry of Commerce amounting to Baht 2.1 million (see Note 5.5).

5.1.2.13 For the nine-month period ended September 30, 2004, the Bank has recorded certain investment in receivable previously recorded as investment, to loan amounting to Baht 54.1 million due to the fact that the Bank had restructured the aforementioned debtor.

5.2 Investments

5.2.1 As at September 30, 2004 and December 31, 2003, the Bank classified investments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2004	**December 31, 2003**	**September 30, 2004**	**December 31, 2003**
Trading securities	359.2	2,239.6	359.2	2,239.6
Available-for-sale securities	204,860.6	250,375.4	204,153.8	246,511.9
Held-to-maturity debt securities	117,679.3	90,065.9	115,813.3	88,252.4
General investments	9,050.7	9,063.4	9,032.6	9,045.7
Investment in subsidiaries and associated companies (Note 5.2.2)	2,059.2	2,594.7	9,651.0	9,701.8
Total investments, net	334,009.0	354,339.0	339,009.9	355,751.4

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	359.5	-	(0.3)	359.2
Add (less) Revaluation allowance	(0.3)			-
Total	359.2			359.2
Available-for-sale securities	68,358.1	142.7	(243.4)	68,257.4
Add (less) Revaluation allowance	(100.7)			-
Total	68,257.4			68,257.4
Held-to-maturity debt securities	63,148.2	56.0	(56.1)	63,148.1
Less Allowance for impairment	-			-
Total	63,148.2			63,148.1
Total current investments, net	131,764.8			131,764.7
Long-term investments				
Available-for-sale securities	129,202.5	9,365.8	(1,965.1)	136,603.2
Add (less) Revaluation allowance	8,301.7			-
Less Allowance for impairment	(901.0)			-
Total	136,603.2			136,603.2
Held-to-maturity debt securities	54,531.1	818.1	(393.2)	54,956.0
Less Allowance for impairment	-			-
Total	54,531.1			54,956.0
General investments				
Regular equity securities	5,743.4			7,422.9
Equity securities received through debt restructuring	6,316.2			7,111.0
Total	12,059.6			14,533.9
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(3,009.0)			-
Total	9,050.7			14,533.9
Total long-term investments, net	200,185.0			206,093.1

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,291.3	2.0	(53.7)	2,239.6
Add (less) Revaluation allowance	(51.7)			-
Total	2,239.6			2,239.6
Available-for-sale securities	55,022.5	287.2	(195.3)	55,114.4
Add (less) Revaluation allowance	91.9			-
Total	55,114.4			55,114.4
Held-to-maturity debt securities	37,486.5	174.7	(3.0)	37,658.2
Less Allowance for impairment	-			-
Total	37,486.5			37,658.2
Total current investments, net	94,840.5			95,012.2
Long-term investments				
Available-for-sale securities	186,022.8	12,519.3	(3,281.1)	195,261.0
Add (less) Revaluation allowance	10,822.2			-
Less Allowance for impairment	(1,584.0)			-
Total	195,261.0			195,261.0
Held-to-maturity debt securities	52,579.4	1,333.7	(373.0)	53,540.1
Less Allowance for impairment	-			-
Total	52,579.4			53,540.1
General investments				
Regular equity securities	5,308.1			6,951.4
Equity securities received through debt restructuring	6,509.0			7,786.6
Total	11,817.1			14,738.0
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,753.8)			-
Total	9,063.4			14,738.0
Total long-term investments, net	256,903.8			263,539.1

Million Baht

	THE BANK'S FINANCIAL STATEMENTS SEPTEMBER 30, 2004			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	359.5	-	(0.3)	359.2
Add (less) Revaluation allowance	(0.3)			-
Total	359.2			359.2
Available-for-sale securities	68,352.3	142.7	(243.4)	68,251.6
Add (less) Revaluation allowance	(100.7)			-
Total	68,251.6			68,251.6
Held-to-maturity debt securities	62,654.0	53.4	(56.1)	62,651.3
Less Allowance for impairment	-			-
Total	62,654.0			62,651.3
Total current investments, net	131,264.8			131,262.1
Long-term investments				
Available-for-sale securities	128,538.4	9,328.7	(1,964.9)	135,902.2
Add (less) Revaluation allowance	8,264.8			-
Less Allowance for impairment	(901.0)			-
Total	135,902.2			135,902.2
Held-to-maturity debt securities	53,159.3	804.1	(393.2)	53,570.2
Less Allowance for impairment	-			-
Total	53,159.3			53,570.2
General investments				
Regular equity securities	5,717.7			7,363.1
Equity securities received through debt restructuring	6,316.2			7,111.0
Total	12,033.9			14,474.1
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(3,001.4)			-
Total	9,032.6			14,474.1
Total long-term investments, net	198,094.1			203,946.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2003			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities	2,291.3	2.0	(53.7)	2,239.6
Add (less) Revaluation allowance	(51.7)			-
Total	2,239.6			2,239.6
Available-for-sale securities	52,460.5	279.8	(184.5)	52,555.8
Add (less) Revaluation allowance	95.3			-
Total	52,555.8			52,555.8
Held-to-maturity debt securities	36,352.1	172.5	(3.0)	36,521.6
Less Allowance for impairment	-			-
Total	36,352.1			36,521.6
Total current investments, net	91,147.5			91,317.0
Long-term investments				
Available-for-sale securities	184,803.2	12,434.0	(3,281.1)	193,956.1
Add (less) Revaluation allowance	10,736.9			-
Less Allowance for impairment	(1,584.0)			-
Total	193,956.1			193,956.1
Held-to-maturity debt securities	51,900.3	1,323.3	(369.2)	52,854.4
Less Allowance for impairment	-			-
Total	51,900.3			52,854.4
General investments				
Regular equity securities	5,283.1			6,901.7
Equity securities received through debt restructuring	6,509.0			7,786.6
Total	11,792.1			14,688.3
Add (less) Allowance for transferred of investments	0.1			-
Less Allowance for impairment	(2,746.5)			-
Total	9,045.7			14,688.3
Total long-term investments, net	254,902.1			261,498.8

Investments classified in accordance with the notification of the BOT as at September 30, 2004 and December 31, 2003 are presented in Note 5.3.4.

As at September 30, 2004, the Bank accounts for investments in the companies in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Noble Place Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., Srithepthai Plaschem Co., Ltd. and Sammitr motors manufacturing Co., Ltd.

As at December 31, 2003, the Bank accounts for investments in the companies, in which it has 20% holding or more, acquired through debt restructuring by the cost method because it intends to hold these investments only on a temporary basis. Such companies are Noble Place Co., Ltd., Better Rice Co., Ltd., Kamolkij Co., Ltd., Bumrungrad Hospital Public Co., Ltd., Thai Precision Manufacturing Co., Ltd., C.P. Plaza Co., Ltd., Thai Petrochemical Industry Public Co., Ltd., CBNP (Thailand) Co., Ltd., Bangkok Synthetics Co., Ltd., UMC Metals Co., Ltd., UB-Haworth (Thailand) Co., Ltd., Sri U-Thong Co., Ltd., Tre-atthaboon Industry Co., Ltd., Quality Inn Co., Ltd., and Srithepthai Plaschem Co., Ltd.

For the quarter and the nine-month period ended September 30, 2004, the Bank had set allowance for impairment of investment amounting to Baht 958.9 million and Baht 2,302.2 million, respectively.

For the quarter and the nine-month period ended September 30, 2003, the Bank had set allowance for impairment of investment amounting to Baht 499.4 million and Baht 805.3 million, respectively.

As at September 30, 2004 and December 31, 2003, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes and the rights to receive promissory notes from TAMC, amounting to Baht 24,644.0 million and Baht 25,396.2 million, respectively (See Note 5.3.3).

5.2.2 As at September 30, 2004 and December 31, 2003, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2004

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	- *	41.0	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	161.2	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8 *	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0 *	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1 *	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0 **	2,625.0 **	-
Total					2,518.9	2,827.2	
Less Allowance for impairment					-	(768.0)	
Investments in associated companies, net					2,518.9	2,059.2	

* Net of investment diminution

** Net of goodwill amortization

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	- *	37.4	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	144.3	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	1.7	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8*	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0*	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1*	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0**	2,411.3**	-
Total					2,519.7	2,594.7	
Less Allowance for impairment					-	-	
Investments in associated companies, net					2,519.7	2,594.7	

* Net of investment diminution

** Net of goodwill amortization

Million Baht

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	711.2	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,402.7	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,252.7	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	873.8	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	59.1	6.7
Bualuang Securities Public Co., Ltd.*	Securities	Ordinary share	250.0	64.73%	325.4	292.3	72.3
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-**	41.0	1.6
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	161.2	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8**	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0**	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1**	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0***	2,625.0***	-
Total					8,857.3	10,419.0	
Less Allowance for impairment					-	(768.0)	
Investments in subsidiaries and associated companies, net					8,857.3	9,651.0	

* Formerly Bualuang Securities Co.,Ltd.
** Net of investment diminution
*** Net of goodwill amortization

Million Baht

THE BANK'S FINANCIAL STATEMENTS

DECEMBER 31, 2003

Company	Type of Business	Securities Type	Share Capital	Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received
Subsidiaries							
BBL (Cayman) Limited	Finance	Ordinary share	2.0	100.00%	2.0	747.1	-
Bangkok Bank Berhad	Banking	Ordinary share	2,780.2	100.00%	2,780.2	3,102.6	-
Sinnsuptawee Asset Management Co., Ltd.	Service	Ordinary share	2,500.0	100.00%	2,500.0	2,325.6	-
Bualuang Finance Co., Ltd.	Finance	Ordinary share and Preferred share	700.0	96.83%	677.8	866.1	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	100.0	50.00%	53.0	59.4	-
Bualuang Securities Public Co., Ltd.*	Securities	Ordinary share	250.0	1.24%	3.5	6.3	-
Associated companies							
BSL Leasing Co., Ltd.	Finance	Ordinary share	60.0	25.88%	-**	37.4	-
Processing Center Co., Ltd.	Service	Ordinary share	10.0	30.00%	3.0	144.3	4.2
WTA (Thailand) Co., Ltd.	Service	Ordinary share	0.0	24.90%	0.0	0.0	-
MC Private Equity Management PTE Ltd.	Finance	Ordinary share	2.5	30.00%	0.8	1.7	-
Thai Filament Finishing Co., Ltd.	Manufacturing	Ordinary share	194.3	46.85%	45.8**	-	-
Thai Polymer Textile Co., Ltd.	Manufacturing	Ordinary share	472.0	38.75%	0.0**	-	-
Thai Taffeta Textile Co., Ltd.	Manufacturing	Ordinary share	71.8	41.78%	24.1**	-	-
Asia Credit Public Co., Ltd.	Finance	Ordinary share and Preferred share	15,904.5	27.49%	2,446.0***	2,411.3***	-
Total					8,536.2	9,701.8	
Less Allowance for impairment					-	-	
Investments in subsidiaries and associated companies, net					8,536.2	9,701.8	

* Formerly Bualuang Securities Co.,Ltd.; and being a subsidiary of the Bank through indirect shareholding in Bualuang Finance Co., Ltd.

** Net of investment diminution

*** Net of goodwill amortization

As at September 30, 2004 and December 31, 2003, the Bank had investments in companies which represent more than 10% of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Agriculture and mining	-	-	-	-
Manufacturing and commercial	4,434.5	4,799.4	4,434.5	4,799.4
Real estate and construction	454.3	454.3	454.3	454.3
Utilities and services	3,932.1	3,344.5	3,932.1	3,344.5
Others	395.3	269.1	395.3	269.1
Total	9,216.2	8,867.3	9,216.2	8,867.3

As at September 30, 2004, the Bank had investments in 26 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 189.3 million. These companies had net book value totaling Baht 0.7 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 188.6 million.

As at December 31, 2003, the Bank had investments in 26 companies whose going concern are uncertain or unlisted companies whose financial positions and operations are the same as companies that are under SET delisting criteria amounting to cost value of Baht 423.8 million. These companies had net book value totaling Baht 164.0 million. The Bank had set aside allowance for impairment of these investments amounting to Baht 259.8 million.

As at September 30, 2004, the Bank had investments in 15 listed companies that are under SET delisting criteria amounting to Baht 3,418.4 million with the fair value of Baht 3,307.5 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 110.9 million.

As at December 31, 2003, the Bank had investments in 17 listed companies that are under SET delisting criteria amounting to Baht 3,736.0 million with the fair value of Baht 3,837.4 million. However, the fair value of some investment is lower than book value. Therefore, the Bank had set aside allowance for impairment of these investments amounting to Baht 78.5 million.

5.3 Loans and accrued interest receivable

As at September 30, 2004 and December 31, 2003, the Bank had impaired loans amounting to Baht 177,252.0 million and Baht 210,845.6 million, respectively.

5.3.1 As at September 30, 2004 and December 31, 2003, classified loans and allowance for doubtful accounts in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2004			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	710,653.1	371,448.6	1	3,714.5
Special mentioned	31,677.2	11,509.6	2	230.2
Substandard	7,977.9	2,529.1	20	505.8
Doubtful	64,941.4	39,182.2	50	19,591.1
Doubtful of loss	104,856.6	50,676.1	100	50,676.1
Total	920,106.2	475,345.6		74,717.7
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				40,718.8
Total				115,436.5*

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003			
	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	614,942.4	291,357.0	1	2,913.6
Special mentioned	26,564.3	5,845.0	2	116.8
Substandard	23,072.3	9,629.3	20	1,925.6
Doubtful	60,241.9	43,395.5	50	21,701.8
Doubtful of loss	128,126.3	60,386.5	100	60,386.5
Total	852,947.2	410,613.3		87,044.3
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				37,461.0
Total				124,505.3**

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 71.1 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 84.6 million.

Million Baht

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	706,915.3	372,004.2	1	3,720.0
Special mentioned	31,551.5	11,479.3	2	229.6
Substandard	7,910.7	2,524.3	20	504.9
Doubtful	64,900.7	39,178.8	50	19,589.4
Doubtful of loss	104,453.2	50,420.8	100	50,420.8
Total	915,731.4	475,607.4		74,464.7
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				40,507.2
Total				114,971.9 *

Million Baht

THE BANK'S FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Loans and Accrued Interest Receivables	Loans and Accrued Interest Receivables Net of Collateral Permitted by the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	612,848.1	292,890.5	1	2,928.9
Special mentioned	26,280.1	5,761.5	2	115.2
Substandard	23,049.0	9,626.0	20	1,925.2
Doubtful	60,209.5	43,388.7	50	21,694.4
Doubtful of loss	127,504.4	59,931.8	100	59,931.8
Total	849,891.1	411,598.5		86,595.5
Add Allowance for doubtful accounts which exceed minimum provision required by the BOT				37,352.2
Total				123,947.7 **

The aforementioned information of classified loans as at December 31, 2003 are presented net of unearned discounts to conform to the disclosures as at September 30, 2004.

* Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 71.1 million.

** Excluding allowance for doubtful accounts for legal expense paid in advance amounting to Baht 84.6 million.

As at September 30, 2004 and December 31, 2003, amount of unearned discounts are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Unearned discounts	199.7	249.5	178.6	229.9

5.3.2 As at September 30, 2004 and December 31, 2003, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 17, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank has provided an allowance for doubtful accounts, as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	4	96.5	-	96.5	96.5
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	1	0.0	-	0.0	0.0
Listed companies identified for delisting	15	29,925.7	10,928.9	8,905.9	8,905.9
Total	20	30,022.2	10,928.9	9,002.4	9,002.4

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.6	-	817.6	817.6
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	18	22,749.5	3,565.9	9,583.8 *	9,583.8 *
Total	26	23,567.1	3,565.9	10,401.4 *	10,401.4 *

* The Bank has corrected the number from previously disclosed.

Million Baht

	THE BANK'S FINANCIAL STATEMENTS SEPTEMBER 30, 2004				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	4	96.5	-	96.5	96.5
Financial institutions taken control and ordered to decrease and increase capital by the Regulator	1	0.0	-	0.0	0.0
Listed companies identified for delisting	15	29,925.7	10,928.9	8,905.9	8,905.9
Total	20	30,022.2	10,928.9	9,002.4	9,002.4

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2003				
	No. of Companies	Outstanding Balance	Collateral Value	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	8	817.6	-	817.6	817.6
Financial institutions taken control and ordered to decrease and Increase capital by the Regulator	-	-	-	-	-
Listed companies identified for delisting	18	22,749.5	3,565.9	9,583.8 *	9,583.8 *
Total	26	23,567.1	3,565.9	10,401.4 *	10,401.4 *

5.3.3 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

* The Bank has corrected the number from previously disclosed.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until September 30, 2004 in the amount of Baht 25,422.6 million, and for the nine-month period ended September 30, 2004, TAMC had revised the balance of assets transferred by the Bank prior to 2004 upwards in the net amount of Baht 26.9 million (See Note 5.2.1). Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until December 31, 2003 in the amount of Baht 25,396.2 million, and for the year ended December 31, 2003, in the amount of Baht 81.8 million. In addition, TAMC had revised the balance of assets transferred by the Bank prior to 2003 upwards in the net amount of Baht 484.7 million (See Note 5.2.1).

The Bank has transferred impaired assets to TAMC at the net amount of loan after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand from the date that the Bank has entered into the Agreement until September 30, 2003 in the amount of Baht 25,377.1 million, and for the nine-month period ended September 30, 2003, in the amount of Baht 81.8 million. In addition, TAMC had revised the balance of assets transferred by the Bank prior to 2003 upwards in the net amount of Baht 465.6 million.

As at September 30, 2004 and December 31, 2003, the Bank has received the non-negotiable promissory notes from TAMC as a payment for certain portions of the transferred impaired assets amounting to Baht 24,482.6 million and Baht 23,485.2 million, respectively.

For the nine-month period ended September 30, 2004, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 778.5 million (See Note 5.2.1).

5.3.4 As at September 30, 2004 and December 31, 2003, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	710,653.1	-	-	216.2	710,869.3
Special mentioned	31,677.2	-	-	16.6	31,693.8
Substandard	7,977.9	-	-	11.4	7,989.3
Doubtful	64,941.4	-	-	34.4	64,975.8
Doubtful of loss	104,856.6	5,543.0	1,654.6	1,177.9	113,232.1
Loss	-	-	-	-	-
Total	920,106.2	5,543.0	1,654.6	1,456.5	928,760.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	614,942.4	-	-	148.4	615,090.8
Special mentioned	26,564.3	-	-	22.2	26,586.5
Substandard	23,072.3	-	-	17.9	23,090.2
Doubtful	60,241.9	-	-	42.8	60,284.7
Doubtful of loss	128,126.3	6,151.5	1,670.9	1,866.3	137,815.0
Loss	-	-	-	-	-
Total	852,947.2	6,151.5	1,670.9	2,097.6	862,867.2

Million Baht

THE BANK'S FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

	Loans and Accrued Interest Receivables	Investments	Properties Foreclosed	Other Assets	Total
Normal	706,915.3	-	-	216.2	707,131.5
Special mentioned	31,551.5	-	-	16.2	31,567.7
Substandard	7,910.7	-	-	11.4	7,922.1
Doubtful	64,900.7	-	-	34.3	64,935.0
Doubtful of loss	104,453.2	5,535.3	1,480.0	1,174.7	112,643.2
Loss	-	-	-	-	-
Total	915,731.4	5,535.3	1,480.0	1,452.8	924,199.5

Million Baht

	THE BANK'S FINANCIAL STATEMENTS DECEMBER 31, 2003				
	Loans and Accrued Interest Receivables	**Investments**	**Properties Foreclosed**	**Other Assets**	**Total**
Normal	612,848.1	-	-	148.3	612,996.4
Special mentioned	26,280.1	-	-	22.0	26,302.1
Substandard	23,049.0	-	-	17.8	23,066.8
Doubtful	60,209.5	-	-	42.8	60,252.3
Doubtful of loss	127,504.4	6,142.7	1,503.8	1,863.1	137,014.0
Loss	-	-	-	-	-
Total	849,891.1	6,142.7	1,503.8	2,094.0	859,631.6

5.3.5 Troubled debt restructurings

Details of the restructured debts of the Bank for the quarters and the nine-month periods ended September 30, 2004 and 2003, classified into the restructuring methods are as follows :

Million Baht

	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2004			
Restructuring Method	**Cases**	**Outstanding Debt before Restructuring**	**Type of Transferred Assets**	**Fair Value**
Asset transfer	96	941.4	Land, building	916.3
Debt-equity conversion	3	52.5	Share capital	52.5
Debt restructuring in various forms	6,676	7,942.2		
Total	6,775	8,936.1		

The weighted average tenure of the above mentioned restructuring was 4.2 years; and the total debt outstanding after debt restructuring was Baht 8,935.4 million.

Million Baht

Restructuring Method	THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTER ENDED SEPTEMBER 30, 2003			
	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	91	587.1	Land, building, machinery, condominium, share capital	608.5
Debt-equity conversion	4	63.2	Share capital	67.0
Debt restructuring in various forms	4,446	15,008.4		
Total	4,541	15,658.7		

The weighted average tenure of the above mentioned restructuring was 4.3* years; and the total debt outstanding after debt restructuring was Baht 15,532.8 million.

Million Baht

Restructuring Method	THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004			
	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	341	4,282.2	Land, building	3,875.6
Debt-equity conversion	6	602.6	Share capital	355.7
Debt restructuring in various forms	20,394	35,485.2		
Total	20,741	40,370.0		

The weighted average tenure of the above mentioned restructuring was 4.5 years; and the total debt outstanding after debt restructuring was Baht 40,309.2 million.

* The Bank has corrected the number from previously disclosed.

Million Baht

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
	THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003			
Asset transfer	227	2,525.8	Land, building, machinery, condominium, share capital	2,300.7
Debt-equity conversion	8	439.4	Share capital	490.9
Debt restructuring in various forms	13,051	43,026.5		
Total	13,286	45,991.7		

The weighted average tenure of the above mentioned restructuring was 4.6* years; and the total debt outstanding after debt restructuring was Baht 45,716.4 million.

For the quarter and the nine-month period ended September 30, 2004, the Bank recognized interest income from restructured debts amounting to Baht 2,742.5 million and Baht 7,211.9 million, respectively.

For the quarter and the nine-month period ended September 30, 2003, the Bank recognized interest income from restructured debts amounting to Baht 2,184.0 million and Baht 7,417.9 million, respectively.

As at September 30, 2004 and December 31, 2003, the Bank had balance of loan to restructured debtors amounting to Baht 206,423.6 million and Baht 234,145.0 million, respectively.

Consolidated disclosures for troubled debt restructurings which occurred during the quarters and the nine-month periods ended September 30, 2004 and 2003 have not been provided, as such information is not significantly different than the above disclosures relating to the Bank.

* The Bank has corrected the number from previously disclosed.

5.4 Borrowings

5.4.1 Classified by types of securities and sources of fund as at September 30, 2004 and December 31, 2003, as follows :

Million Baht

	CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS					
	September 30, 2004			December 31, 2003		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	13,165.5	30,893.0	44,058.5	37,030.0	29,519.5	66,549.5
Less Master Investments						
Agreement	(13,165.5)	-	(13,165.5)	(34,500.0)	-	(34,500.0)
Subordinated convertible bonds	4,388.5		4,388.5	21,620.0	9,768.0	31,388.0
Less Discount on borrowings	-	(8,372.2)	(8,372.2)	(11,385.0)	(8,926.2)	(20,311.2)
Total	4,388.5	22,520.8	26,909.3	12,765.0	30,361.3	43,126.3

5.4.2 Classified by types of securities, currency, maturity and interest rate as at September 30, 2004 and December 31, 2003, as follows :

Million Baht

	CONSOLIDATED AND THE BANK'S FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				September 30, 2004	December 31, 2003
Short-term borrowings					
Unsecured subordinated notes	THB	2004	None	-	2,530.0
	USD	2005	7.25%	1,155.2	-
Subordinated convertible bonds	THB	2004	4.589%	-	9,768.0
	THB	2004	None	-	2,530.0
Less Discount on borrowings				-	(896.9)
Total short-term borrowings				1,155.2	13,931.1
Long-term borrowings					
Unsecured subordinated notes	USD	2005 - 2029	7.25% - 9.025%	29,737.8	29,519.5
	THB	Perpetual	0.67%*	13,165.5	-
	THB	Perpetual	15.00%*	-	34,500.0
Less Master Investment Agreement				(13,165.5)	(34,500.0)
Subordinated convertible bonds	THB	Perpetual	Floating interest rate**	4,388.5	-
	THB	2005 - 2006	None	-	19,090.0
Less Discount on borrowings				(8,372.2)	(19,414.3)
Total long-term borrowings				25,754.1	29,195.2
Total				26,909.3	43,126.3

* Interest will be paid only when has paid dividend on preferred share.

** Interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a.

5.5 Capital Augmented Preferred Securities

On April 2, 1999, the Bank issued Capital Augmented Preferred Securities (CAPS), which consisted of two group of securities ;

- The First Group of securities consisted of class A preferred shares and subordinated bonds cum preferred shares with a total value of Baht 34,500.0 million.
- The Second Group of securities consisted of subordinated bonds and subordinated convertible bonds with a total value of Baht 11,500.0 million.

On April 2, 2004, the Bank redeemed CAPS amounting to Baht 28,446.0 million and adjusted the terms and conditions for the remaining units of the CAPS amounting to Baht 17,554.0 million. Important aspects of the adjustment may be summarized as follows :

- The return of CAPS was set to a minimum rate of the 3-month deposit rate of the Bank plus 1.75% p.a. And when the Bank pays dividends to the ordinary shareholders, additional return of 0.5025% p.a. shall be paid.
- The second group bonds (series 21-28) were cancelled. The terms and conditions were revised such that the Bond series 29 became a perpetual bond, to be consistent with that of Group 1 Securities and the interest rate equals 4 times the sum of the 3-month deposit rate of the Bank and 1.75% p.a. to make the rate return of CAPS to the aforementioned level.
- The Bank was granted the right to redeem Group 1 Securities and Group 2 securities in whole or in part in multiple of 1/10 of the amount issued and sold or at a multiple of the mentioned amount.

According to the interpretation of accounting standard No.3 of The Institute of Certified Accountants and Auditors of Thailand concerning the issue of compound financial instruments by financial institutions, the First Group of Securities should be separated into three parts : 1) liability 2) premium on preferred shares and 3) preferred shares. However, since the amount categorized as premium on preferred share (Baht 15.2 million) is not material, it was included as a liability. As at September 30, 2004 and December 31, 2003 the presentation of the First Group of Securities were as follows :

	Baht	
	September 30, 2004	**December 31, 2003**
Subordinated bonds cum preferred shares	13,164,183,450	34,496,550,000
Preferred shares	1,316,550	3,450,000
Total	13,165,500,000	34,500,000,000

On April 2, 2004, the Bank redeemed Group 1 Securities amounting to Baht 21,332,366,550, the remaining portion of Group 1 Securities, as a result, had the value of Baht 13,167,633,450. The Bank had paid for the redemption with regards to the part of the redeemed Preferred Shares Cum Subordinated Bonds to the bondholders. For the 213,345 preferred shares (par value of Baht 2,133,450), being the part of the redeemed Group 1 Securities, the Bank had converted into ordinary shares at the par value of those shares (at the ratio of one preferred share to one ordinary share) and registered the conversion into ordinary shares with the Ministry of Commerce on July 7, 2004.

Had the Bank accounted for the First Group of Securities in accordance with the shareholder's resolution, which was approved by the BOT and registered with the Department of Commercial Registration (currently Department of Business Development) on April 16, 1999, the presentation in the balance sheet as at September 30, 2004 and December 31, 2003 would be as follows :

		Baht
	September 30, 2004	December 31, 2003
Preferred shares	1,316,550	3,450,000
Premium on preferred shares	13,164,183,450	34,496,550,000
Total	13,165,500,000	34,500,000,000

5.6 Share capital

The 11th ordinary shareholders' meeting convened on April 9, 2004, approved the reconsideration of resolutions regarding the allocation of shares and issuance of various types of the Bank's securities and approved the proposed allocation of shares and issuance of various types of securities so that the resolutions in respect thereof shall correspond with the regulations prescribed by the Securities and Exchange Commission as well as the Bank's current situation by first canceling resolutions regarding the allocation of shares and the issuance of various types of Bank's securities and then approving the allocation of shares and issuance of various types of Bank's securities as follows :

1) Allocation of 1,239,502,106 ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements consisting of :

   - 1,109,502,106 ordinary shares, which are ordinary shares for offer and sale to general public including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements, remaining from ordinary shares offering at the end of 2003.

   - 70,000,000 ordinary shares reserved for the exercise of right of the subordinated convertible bonds redeemed on March 3, 2004.

   - 60,000,000 ordinary shares reserved for the exercise of right of the convertible bonds redeemed on August 7, 2001.

2) The remaining ordinary shares, preferred shares, bonds and warrants with the right to purchase ordinary shares are allocated as prescribed in prior resolution.

On July 7, 2004, the Bank had registered the change in the number of its ordinary shares with the Ministry of Commerce from 1,908,497,894 shares to 1,908,711,239 shares by converting 213,345 Class A preferred shares with a par value of Baht 10 per share into ordinary shares at the same number and amount (See Note 5.5).

The reconciliation of weighted average number of share are as follows :

FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	Number of Share Issued	Accumulated Number of Shares Outstanding	From	To	Number of Days	Weighted Average Number of Shares
Beginning balance		1,908,497,894	July 1, 2004	July 6, 2004	6	124,467,254
Class A preferred shares converted into ordinary shares	213,345	1,908,711,239	July 7, 2004	September 30, 2004	86	1,784,230,071
Total					92	1,908,697,325

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

	Number of Share Issued	Accumulated Number of Shares Outstanding	From	To	Number of Days	Weighted Average Number of Shares
Beginning balance		1,908,497,894	January 1, 2004	July 6, 2004	188	1,309,480,307
Class A preferred shares converted into ordinary shares	213,345	1,908,711,239	July 7, 2004	September 30, 2004	86	599,084,549
Total					274	1,908,564,856

5.7 Offsetting for the retained deficit

On April 9, 2004, the shareholders had passed the resolution that other reserves amounting to Baht 63,267.0 million, legal reserves amounting to Baht 11,544.8 million and premium on ordinary share capital amounting to Baht 25,775.5 million, be transferred in order to offset for the retained deficit of the Bank totaling Baht 100,587.3 million, effective as from January 1, 2004.

5.8 Commitments

As at September 30, 2004 and December 31, 2003, the Bank had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	September 30, 2004			December 31, 2003		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,181.6	1,203.1	3,384.7	2,458.9	845.2	3,304.1
Guarantees of loans	353.7	8,958.0	9,311.7	438.9	10,539.5	10,978.4
Other guarantees	51,826.2	14,145.2	65,971.4	50,689.9	11,984.0	62,673.9
Customers' liabilities under unmatured bills issued under letters of credit	760.2	10,184.8	10,945.0	414.8	8,965.5	9,380.3
Letters of credit	1,362.0	34,852.9	36,214.9	737.7	28,052.0	28,789.7
Forward foreign exchange contracts						
Bought	13,512.9	142,869.4	156,382.3	14,136.7	110,498.6	124,635.3
Sold	14,224.3	254,356.0	268,580.3	4,449.3	237,745.5	242,194.8
Currency swaps						
Bought	-	2,074.0	2,074.0	800.5	396.7	1,197.2
Sold	-	-	-	-	772.9	772.9
Interest rate swaps						
Bought	-	6,933.1	6,933.1	-	7,882.8	7,882.8
Sold	-	6,933.1	6,933.1	-	8,116.4	8,116.4
Amount of unused bank overdraft	118,313.3	3,149.4	121,462.7	113,893.3	2,815.6	116,708.9
Others	771.0	13,001.0	13,772.0	179.0	16,204.2	16,383.2
Total	203,305.2	498,660.0	701,965.2	188,199.0	444,818.9	633,017.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS

	September 30, 2004			December 31, 2003		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,181.6	1,203.1	3,384.7	2,424.3	845.2	3,269.5
Guarantees of loans	353.7	8,958.0	9,311.7	438.9	10,539.4	10,978.3
Other guarantees	51,777.3	13,507.1	65,284.4	50,621.9	11,461.1	62,083.0
Customers' liabilities under unmatured bills issued under letters of credit	760.2	10,046.4	10,806.6	414.8	8,785.2	9,200.0
Letters of credit	1,342.0	34,510.1	35,852.1	717.4	27,741.8	28,459.2
Forward foreign exchange contracts						
Bought	13,512.9	142,775.7	156,288.6	14,136.7	118,545.6	132,682.3
Sold	14,224.3	254,157.5	268,381.8	12,603.5	237,775.2	250,378.7
Currency swaps						
Bought	-	2,074.0	2,074.0	800.5	1,090.4	1,890.9
Sold	-	-	-	800.6	772.8	1,573.4
Interest rate swaps						
Bought	-	6,933.1	6,933.1	-	7,882.8	7,882.8
Sold	-	6,933.1	6,933.1	-	8,116.4	8,116.4
Amount of unused bank overdraft	118,313.3	2,215.1	120,528.4	113,893.3	2,042.4	115,935.7
Others	771.0	13,001.0	13,772.0	179.0	15,808.0	15,987.0
Total	203,236.3	496,314.2	699,550.5	197,030.9	451,406.3	648,437.2

5.9 Litigation

As at September 30, 2004 and December 31, 2003, there has been a number of civil proceedings brought against the Bank in the ordinary course of business. The Bank believes that such proceedings when resolved will not materially affect the Bank's financial position and result of operations.

5.10 Related party transactions

As at September 30, 2004 and December 31, 2003, related parties of the Bank consisted of the Bank's executives at the level of department manager and higher, the close family members of executives at the level of executive vice president and higher; those entities in which the Bank, or the Bank's directors, or executives at the level of department manager and higher, or close family members of executives at the level of executive vice president and higher, together had 10% or more combined beneficial ownership; and those entities in which the Bank's directors, or executives at the level of executive vice president and higher, or close family members of these individuals, held directorship positions; and also include those related companies as indicated in the BOT's report.

As at September 30, 2004 and December 31, 2003, the Bank had significant loans and commitments to related parties, as follows :

Million Baht

	SEPTEMBER 30, 2004		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	75,380.6	75,380.6	April 11, 1997 - December 30, 2020
Average month end balance	76,125.7	76,125.7	
Commitments			
Ending balance	4,610.0	4,610.0	February 1, 2004 - May 12, 2018
Average month end balance	4,382.2	4,382.2	
Other related parties			
Loans			
Ending balance	18,767.6	24,647.6	November 4, 1993 - November 27, 2023
Average month end balance	15,404.8	21,180.3	
Commitments			
Ending balance	1,977.1	1,984.8	September 24, 2004 - October 8, 2020
Average month end balance	1,737.0	1,746.8	

Million Baht

	DECEMBER 31, 2003		
	CONSOLIDATED FINANCIAL STATEMENTS	THE BANK'S FINANCIAL STATEMENTS	MATURITIES
Related restructured debtors			
Loans			
Ending balance	74,801.4	74,801.4	April 11, 1997 - December 30, 2020
Average month end balance	74,620.2	74,620.2	
Commitments			
Ending balance	5,605.9	5,605.9	December 1, 2003 - May 12, 2018
Average month end balance	5,993.8	5,993.8	
Other related parties			
Loans			
Ending balance	11,830.5	17,369.7	November 4, 1993 - May 28, 2018
Average month end balance	9,585.3	10,046.9	
Commitments			
Ending balance	1,658.2	1,663.6	December 1, 2003 - October 8, 2020
Average month end balance	1,989.5	2,000.7	

For the nine-month period ended September 30, 2004, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans were between 1.375% to 3.2%, on default loans at 14.0% and on other loans between 1.25% to 9.5%. Determination of interest rates was dependent on the type of loans and collateral.

For the year ended December 31, 2003, the Bank charged interests between 1.0% to 14.0% on loans to these related parties, which are classified into interest rate charged on restructured loans between 1.0% to 9.5%, on money market loans between 1.312% to 2.425%, on default loans were at 14.0% and on other loans between 1.25% to 9.75%. Determination of interest rates was dependent on the type of loans and collateral.

As at September 30, 2004 and December 31, 2003, the Bank had allowance for doubtful accounts of loans to related parties amounting to Baht 14,269.4 million and Baht 13,301.0 million, respectively.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and Bank's financial statements, investments between the Bank and the subsidiaries and associated companies as at September 30, 2004 and December 31, 2003 are shown in Note 5.2.2.

In the consolidated financial statements, loans to and commitments between the Bank and associated companies, and in the Bank's financial statements, loans to and commitments between the Bank and subsidiaries and associated companies, consisted of the following as at September 30, 2004 and December 31, 2003 :

LOANS

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Subsidiary companies				
Sinnsuptawee Asset Management Co., Ltd.	-	-	5,790.0	5,539.2
Bualuang Securities Public Co., Ltd.*	-	-	90.0	-
Associated companies				
BSL Leasing Co., Ltd.	1,247.0	810.0	1,247.0	810.0
Thai Filament Finishing Co., Ltd.	161.0	161.8	161.0	161.8
Thai Polymer Textile Co., Ltd.	1,546.7	1,514.3	1,546.7	1,514.3
Thai Taffeta Textile Co., Ltd.	144.6	163.5	144.6	163.5

* Formerly Bualuang Securities Co.,Ltd.

COMMITMENTS

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Subsidiary companies				
Bangkok Bank Berhad	-	-	6.2	5.3
Bualuang Securities Public Co., Ltd.*	-	-	1.5	1.5
Associated companies				
Asia Credit Public Co., Ltd.	0.5	0.3	0.5	0.3
BSL Leasing Co., Ltd.	55.1	85.7	55.1	85.7
Thai Filament Finishing Co., Ltd.	9.8	11.2	9.8	11.2
Thai Polymer Textile Co., Ltd.	11.3	56.2	11.3	56.2
Thai Taffeta Textile Co., Ltd.	7.3	6.4	7.3	6.4

In the consolidated and the Bank's financial statements, loans to and commitments between the Bank and related companies, in which the Bank has between 10% to 20% shareholding through normal investments consisted mainly of the following as at September 30, 2004 and December 31, 2003 :

LOANS

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Bangkok Central Leasing Co., Ltd.	877.0	401.0	877.0	401.0
Bangkok Polyethylene Co., Ltd.	1,597.9	1,601.0	1,597.9	1,601.0
Bangkok UFJ Co., Ltd.	1,769.0	76.0	1,769.0	76.0
Toyota Leasing (Thailand) Co., Ltd.	2,150.0	400.0	2,150.0	400.0

COMMITMENTS

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Asia Lamp Industry Co., Ltd.	1.0	2.2	1.0	2.2
Bangkok Central Leasing Co., Ltd.	194.4	209.2	194.4	209.2
Bangkok Polyethylene Co., Ltd.	86.6	211.6	86.6	211.6
Thana Thep Printing Co., Ltd.	1.2	0.3	1.2	0.3
Toyota Leasing (Thailand) Co., Ltd.	0.4	0.4	0.4	0.4

* Formerly Bualuang Securities Co.,Ltd.

As at December 31, 2003, the Bank had placement with BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 9,768.0 million.

As at September 30, 2004 and December 31, 2003, the Bank had borrowings from BBL (Cayman) Limited, the Bank's subsidiary, amounting to Baht 72.3 million and Baht 6,787.2 million, respectively

As at September 30, 2004 and December 31, 2003, the Bank had deposits from related parties as follows :

	Million Baht	
	September 30, 2004	December 31, 2003
Subsidiaries		
BBL (Cayman) Limited	1.7	0.3
Bangkok Bank Berhad	35.9	13.0
Sinnsuptawee Asset Management Co., Ltd.	140.1	110.5
Bualuang Finance Co., Ltd.	69.2	37.8
BBL Asset Management Co., Ltd.	9.1	6.6
Bualuang Securities Public Co., Ltd.*	38.5	25.4
Associated companies		
BSL Leasing Co., Ltd.	9.6	16.5
Processing Center Co., Ltd.	189.5	171.8
Asia Credit Public Co., Ltd.	17.3	19.0
Thai Filament Finishing Co., Ltd.	0.0	0.0
Thai Polymer Textile Co., Ltd.	0.1	0.1
Thai Taffeta Textile Co., Ltd.	0.2	0.0
Related restructured debtors	4,389.9	6,138.0
Other related parties	8,865.4	5,221.3

* Formerly Bualuang Securities Co.,Ltd.

As at September 30, 2004 and December 31, 2003, the Bank had placement with, loans to, commitments to, deposits from and borrowings from related parties, changing are as follows :

	September 30, 2004	December 31, 2003	Million Baht Change
PLACEMENT			
Subsidiaries	-	9,768.0	(9,768.0)
LOANS			
Subsidiaries	5,880.0	5,539.2	340.8
Associated companies	3,099.3	2,649.6	449.7
Related restructured debtors*	73,528.2	72,961.8	566.4
Other related parties*	17,520.6	11,020.5	6,500.1
Total	100,028.1	92,171.1	7,857.0
COMMITMENTS			
Subsidiaries	7.7	6.8	0.9
Associated companies	84.0	159.9	(75.9)
Related restructured debtors*	4,581.7	5,532.1	(950.4)
Other related parties*	1,921.4	1,570.7	350.7
Total	6,594.8	7,269.5	(674.7)
DEPOSITS			
Subsidiaries	294.5	168.2	126.3
Associated companies	216.7	207.4	9.3
Related restructured debtors*	4,389.9	6,138.0	(1,748.1)
Other related parties*	8,865.4	5,246.7	3,618.7
Total	13,766.5	11,760.3	2,006.2
BORROWING			
Subsidiaries	72.3	6,787.2	(6,714.9)

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The price, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

* Excluding subsidiaries and associated companies.

As at September 30, 2004 and December 31, 2003, material accrued income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		THE BANK'S FINANCIAL STATEMENTS	
	September 30, 2004	December 31, 2003	September 30, 2004	December 31, 2003
Subsidiaries				
Interest receivable	-	-	-	583.9
Interest payable	-	-	0.1	41.8
Associated companies				
Interest receivable	2.6	2.5	2.6	2.5
Interest payable	0.1	0.0	0.1	0.0
Other related parties				
Interest receivable	136.2	124.8	136.2	124.8
Interest payable	10.6	3.2	10.6	3.2

For the quarters and the nine-month periods ended September 30, 2004 and 2003, material income and expenses between the Bank and related parties are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Subsidiaries				
Interest and discount received	-	-	20.3	184.7
Fees and service income	-	-	14.6	6.6
Other income	-	-	0.5	0.5
Dividend income	-	-	2.5	-
Interest paid	-	-	0.2	22.6
Associated companies				
Interest and discount received	0.4	44.5	0.4	44.5
Fees and service income	0.2	0.4	0.2	0.4
Other income	0.0	0.0	0.0	0.0
Interest paid	0.2	0.3	0.2	0.3
Other expenses	17.0	15.4	17.0	15.4
Other related parties				
Interest and discount received	518.5	624.5	518.5	624.5
Fees and service income	16.0	11.3	16.0	11.3
Interest paid	10.4	13.0	10.4	13.0
Other expenses	68.3	124.8	68.3	124.8

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED		THE BANK'S FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIODS ENDED	
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
Subsidiaries				
Interest and discount received	-	-	198.2	573.0
Fees and service income	-	-	39.2	25.5
Other income	-	-	1.3	1.4
Dividend income	-	-	79.1	-
Interest paid	-	-	15.1	81.1
Other expenses	-	-	0.0	0.0
Associated companies				
Interest and discount received	32.0	90.0	32.0	90.0
Fees and service income	1.0	2.6	1.0	2.6
Other income	0.0	0.0	0.0	0.0
Dividend income	5.8	4.2	5.8	4.2
Interest paid	0.6	0.9	0.6	0.9
Other expenses	52.0	47.5	52.0	47.5
Other related parties				
Interest and discount received	2,268.2	2,232.8	2,268.2	2,232.8
Fees and service income	39.0	34.6	39.0	34.6
Interest paid	29.7	37.8	29.7	37.8
Other expenses	210.1	294.5	210.1	294.5

For the nine-month period ended September 30, 2004 and for the year ended December 31, 2003, the Bank sold properties foreclosed to Sinnsuptawee Asset Management Co., Ltd. amounting to Baht 493.1 million for Baht 471.6 million and Baht 5,936.7 million for Baht 5,843.5 million, respectively which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties foreclosed amounting to Baht 21.5 million and Baht 93.2 million, respectively, there was no gain or loss to the Bank from these sale transactions.

Disclosure of the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd.

In accordance with the BOT's letter number THOR POR TOR. SOR NOR SOR. (01) WOR. 3258/2543 relating to the operation regulation of the Asset Management Company (AMC), dated November 27, 2000, required the Bank to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30,
"UNAUDITED - REVIEWED"

		Million Baht
	2004	**2003**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	(72.8)	1.8
Items to reconcile net income (loss) to net cash flows from operations		
Depreciation	0.6	0.5
Loss on impairment of properties foreclosed	11.9	6.1
Income (loss) from operations before changes in operating assets and liabilities	(60.3)	8.4
Operating assets (increase) decrease		
Deposit at financial institution	-	(60.0)
Properties foreclosed	(366.9)	170.7
Accrued interest receivable	3.1	(0.6)
Prepaid expenses	(0.8)	(0.1)
Advance payment for properties foreclosed	(0.0)	(47.4)
Accounts receivable	10.0	(10.0)
Deposits	(0.7)	0.0
Advance payment	(0.0)	-
Income tax recoverable	(1.8)	(0.4)
Operating liabilities increase (decrease)		
Accrued expenses	7.8	0.8
Deposit and rental deposit for properties foreclosed	2.2	0.3
Deferred rental income for properties foreclosed	(0.2)	(0.0)
Deposit for properties foreclosed rental	7.2	0.1
Other liabilities	0.0	(0.0)
Net cash provided by (used in) operating activities	(400.4)	61.8
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of premise and equipment	(0.8)	(0.0)
Net cash used in investing activities	(0.8)	(0.0)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan from the parent company	250.7	-
Net cash provided by financing activities	250.7	-
Net cash and cash equivalent item increase (decrease)	(150.5)	61.8
Cash and cash equivalent items as at January 1,	290.5	246.4
Cash and cash equivalent items as at September 30,	140.0	308.2

5.11 Income Tax

For the quarters ended September 30, 2004 and 2003, the consolidated financial statements presented income tax amounting to Baht 23.8 million and Baht 21.1 million, respectively, which is the income tax of its subsidiaries.

For the nine-month periods ended September 30, 2004 and 2003, the consolidated financial statements presented income tax amounting to Baht 114.8 million and Baht 27.0 million, respectively, which is the income tax of its subsidiaries.

For the quarters and the nine-month periods ended September 30, 2004 and 2003, the Bank's financial statements presented net income but no income tax expenses as the Bank has losses carried forward being taxable expenses.

5.12 The results of operations by domestic and foreign operations

The results of operations for the quarters and the nine-month periods ended September 30 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,076.6	2,076.2	(1,047.5)	12,105.3
Interest expenses	(3,099.9)	(1,514.7)	1,047.5	(3,567.1)
Net interest income	7,976.7	561.5	-	8,538.2
Non-interest income	3,555.9	830.3	(50.7)	4,335.5
Non-interest expenses	(7,228.8)	(976.4)	0.5	(8,204.7)
Income before income tax	4,303.8	415.4	(50.2)	4,669.0

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,418.3	2,098.0	(1,097.2)	11,419.1
Interest expenses	(4,928.9)	(1,661.4)	1,097.2	(5,493.1)
Net interest income	5,489.4	436.6	-	5,926.0
Non-interest income	5,241.2	632.1	39.7	5,913.0
Non-interest expenses	(7,586.5)	(672.5)	3.8	(8,255.2)
Income before income tax	3,144.1	396.2	43.5	3,583.8

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	32,319.3	5,927.3	(3,007.2)	35,239.4
Interest expenses	(10,606.5)	(4,427.1)	3,007.2	(12,026.4)
Net interest income	21,712.8	1,500.2	-	23,213.0
Non-interest income	11,757.2	1,931.5	(136.9)	13,551.8
Non-interest expenses	(22,211.4)	(2,157.8)	6.7	(24,362.5)
Income before income tax	11,258.6	1,273.9	(130.2)	12,402.3

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	33,305.9	6,799.6	(3,716.5)	36,389.0
Interest expenses	(16,658.9)	(5,563.9)	3,716.5	(18,506.3)
Net interest income	16,647.0	1,235.7	-	17,882.7
Non-interest income	13,709.8	1,856.0	66.2	15,632.0
Non-interest expenses	(22,955.0)	(2,334.4)	12.6	(25,276.8)
Income before income tax	7,401.8	757.3	78.8	8,237.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2004

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	11,036.5	1,955.2	(1,047.3)	11,944.4
Interest expenses	(3,086.8)	(1,469.2)	1,047.3	(3,508.7)
Net interest income	7,949.7	486.0	-	8,435.7
Non-interest income	3,345.1	808.5	(0.5)	4,153.1
Non-interest expenses	(7,027.1)	(929.3)	0.5	(7,955.9)
Income before income tax	4,267.7	365.2	-	4,632.9

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE QUARTER ENDED SEPTEMBER 30, 2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	10,373.9	1,912.7	(890.0)	11,396.6
Interest expenses	(4,912.8)	(1,431.6)	890.0	(5,454.4)
Net interest income	5,461.1	481.1	-	5,942.2
Non-interest income	4,995.8	598.4	(3.8)	5,590.4
Non-interest expenses	(7,350.8)	(639.8)	3.8	(7,986.8)
Income before income tax	3,106.1	439.7	-	3,545.8

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	32,229.4	5,545.7	(2,872.2)	34,902.9
Interest expenses	(10,567.0)	(4,175.3)	2,872.2	(11,870.1)
Net interest income	21,662.4	1,370.4	-	23,032.8
Non-interest income	10,894.9	1,823.9	(6.7)	12,712.1
Non-interest expenses	(21,455.7)	(2,050.7)	6.7	(23,499.7)
Income before income tax	11,101.6	1,143.6	-	12,245.2

Million Baht

THE BANK'S FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	33,166.6	6,185.3	(3,069.6)	36,282.3
Interest expenses	(16,609.8)	(4,859.9)	3,069.6	(18,400.1)
Net interest income	16,556.8	1,325.4	-	17,882.2
Non-interest income	13,250.9	1,746.5	(12.6)	14,984.8
Non-interest expenses	(22,452.6)	(2,235.8)	12.6	(24,675.8)
Income before income tax	7,355.1	836.1	-	8,191.2

The basis for the determination of income and expenses charge between the branches and head office, and between the branches is established by the head office, which is closed to the funding cost.

5.13 Capital fund

Capital fund as at September 30, 2004 and December 31, 2003 are as follows :

				Million Baht
		September 30, 2004		December 31, 2003
Tier 1 capital				
Issued and paid-up share capital and premium on share capital		75,434.6		101,210.1
Legal reserve		-		11,544.8
Other reserve		-		63,266.9
Retained deficit after appropriation		-		(107,634.5)
Others		13,164.2		34,496.6
		88,598.8		102,883.9
Tier 2 capital				
Unrealized increment per land appraisal		6,870.6		6,870.6
Unrealized increment per premises and condominiums appraisal		2,149.4		2,401.8
Provision for normal assets		3,739.1		2,987.6
Unrealized gain (net) on equity security revaluation-available-for-sale		3,317.7		3,979.2
Hybrid debt capital instruments		103.7		-
Long-term subordinated debt instruments				
Subordinated convertible bonds	-		797.9	
Unsecured subordinated notes	15,429.1	15,429.1	16,194.9	16,992.8
		31,609.6		33,232.0
Total		120,208.4		136,115.9

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital fund to assets and contingencies of not less than 8.5% and that Tier 1 capital must not be less than 4.25% of such assets and contingencies.

As at September 30, 2004 and December 31, 2003, capital adequacy ratios maintained by the Bank in accordance with the notification of the BOT are as follows :

	Percentage	
	September 30, 2004	December 31, 2003
Total capital	13.2	15.9
Tier 1 capital	9.7	12.0
Tier 2 capital	3.5	3.9

5.14 Events after the balance sheet date

On October 20, 2004, the meeting of the Board of Directors of the Bank No. 7/2547 have adopted the following resolutions :

- The interim dividends on ordinary shares shall be paid from the profit of the operating result of the first half of the year 2004 at the rate of Baht 0.75 per share on November 19, 2004.

- The dividends on the Class A preferred shares (totaling 131,655 shares with an issued price of Baht 100,000.00 each) shall be paid at the amount being equal to the interest payment on the Group 1 Subordinated Bonds for period 1 of 2004 amounting to Baht 21,750,127.40 and the additional dividends shall be paid at the rate of Baht 1.00 per share amounting to Baht 131,655.00, being a total payment of Baht 21,881,782.40 (approximately at the rate of Baht 166.21 per share) on November 19, 2004. And the interest payment on the Group 1 Subordinated Bonds for period 2 of 2004 shall be paid at the amount of Baht 44,466,927.12 on January 1, 2005, according to the terms and conditions of the Capital Augmented Preferred Securities (CAPS).